George M. Silfen Partner T 212.715.9522 F 212.715.8422 gsilfen@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

June 8, 2020

VIA EDGAR

Ms. Alison White

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Fiera Capital Intermediate Municipal Enhanced Fund (formerly known as Fiera Capital Intermediate Tax Efficient Fixed Income Fund) (the “Fund”), a series of Fiera Capital Series Trust (the “Trust”)
Registration Statement on Form N-1A File No. 333-215049

Dear Ms. White,

Set forth below are the above-referenced Fund’s responses to the Staff’s comments received telephonically on May 12, 2020 and June 4, 2020, relating to the Fund’s registration statement on Form N-1A (the “Registration Statement”), filed on March 27, 2020.

The Fund’s responses to the comments are set forth below. For ease of reference, each comment is set forth in bold font and followed by the corresponding response. Terms that are capitalized but not defined herein shall have the same meaning assigned to them in the Registration Statement. Appendix A shows various key disclosure changes addressing the comments that would be reflected in the Fund’s amended Registration Statement.

General Comments

Please provide the ticker symbol when available.

Please see Appendix A.

Please provide the completed Fee Table and Expense Example supplementally or prior to the final filing for review.

Please see Appendix A.

Kramer Levin Naftalis & Frankel LLP	New York | Silicon Valley | Paris

Ms. Alison White June 8, 2020

Significant market events have occurred since this post-effective amendment was filed as a result of the COVID 19 pandemic. Please consider whether the Fund’s disclosures, including risk disclosures, should be revised based on how these events are affecting both debt and equity markets. If the Registrant believes that no additional disclosure is warranted, please explain supplementally why not.

The requested additional disclosure has been added.

Fee Table (p. 3)

Given that the Fund is investing in other funds (including ETFs), should there be a line item in the expense table for “Acquired Fund Fees and Expenses.”

The requested revision has been made.

Principal Investment Strategies (p. 3)

Please clarify what is meant by ‘perceived “expensive” municipal valuations.’

The requested clarification has been made.

Briefly explain what tender option bond transactions are and why the Fund would use them.

The requested revision has been made.

Please specify the specific ESG factors that the Adviser considers in the investment process and address whether the ESG assessment is used to include investments or exclude investments.

The requested clarification has been made.

Principal Investment Risks (p. 4)

Please consider re-ordering risks in order of significance/relevance to the Fund.

We considered the comment. We also note that we have included a paragraph introducing the principal risks that highlights the key risks affecting the Fund. Nevertheless, in an effort to address the comment, we have moved the “Municipal Securities Risk” to the beginning of the list of Principal Risks.

Derivatives Risk: Please advise why foreign currency risk is relevant or revise.

The requested revision has been made.

Ms. Alison White June 8, 2020

Environmental, Social and Governance Policy Risk: Please include a discussion of environmental, social and governance factors in the Principal Investment Strategies section or remove risk from Principal Investment Risks.

The requested revision has been made.

Please consider adding specific risk disclosure regarding municipal securities issued by Puerto Rico in the Fund’s prospectus or SAI.

We considered the comment.

Please explain what is meant by the following sentence: The Fund may invest in TOB Trusts on either a non-recourse or recourse basis.

The referenced disclosure has been removed.

Additional Risk Factors (p. 15)

Please add disclosure regarding temporary defensive investment positions or confirm that such positions will not be taken.

The requested disclosure has been added.

Primary Service Providers (p. 18)

Please confirm supplementally that any participating affiliate agreement will comply with the positions set forth in prior Staff no-action letters and IM-INFO-2017-03.

The referenced disclosure has been removed.

Frequent Purchases and Sales of Fund Shares (p. 26)

Please consider whether the disclosure in paragraph two regarding foreign securities is relevant given the Fund’s investments.

The requested revision has been made.

Ms. Alison White June 8, 2020

Statement of Additional Information

Consider whether the following disclosure is necessary given that the Fund’s investment in futures contracts is already discussed in the prospectus: The Fund may enter into futures contracts in U.S. domestic markets or on exchanges located outside the United States.

We considered the comment.

Please note that the Fund should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Fund’s compliance with its concentration policies.

We note the comment.

Please disclose the name of the index against which portfolio manager performance will be measured for purposes of performance-based compensation.

The requested disclosure has been added.

Please consider removing reference to a 12b-1 Plan from the heading “Distribution and (12b-1) Plan” given that the Fund is not subject to a 12b-1 plan.

The requested revision has been made.

Part C

Please clarify which person has signed the Registration Statement in the capacity of comptroller or principal accounting officer for the Registrant.

The requested clarification has been made.

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Ms. Alison White June 8, 2020

The Fund believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen

George M. Silfen

GMS

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